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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03012380

CM 3.10

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44792

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Highbridge Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Anchorage Center, 2nd Floor Harbor Drive
(No. and Street)

Grand Cayman (City) Cayman Islands (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Feitelberg (345) 945-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 258GT, Strathvale House, Georgetown, Grand Cayman, B.W.I.
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH, D.C. 165

PROCESSED MAR 20 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RD 3/19

HIGHBRIDGE CAPITAL CORPORATION

P.O. BOX 30554 SMB
GRAND CAYMAN
CAYMAN ISLANDS
BRITISH WEST INDIES
TEL: (345) 945-1400
FAX: (345) 945-1488

February 24, 2003

I, Howard Feitelberg, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Highbridge Capital Corporation and subsidiaries, as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Howard Feitelberg
Director

Subscribed and sworn to before me
this 24th day of February, 2003.

Notary Republic

Highbridge Capital Corporation
Consolidated Financial Statements
Contents of Report

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Consolidated Statement of Financial Condition
- ☒ (c) Consolidated Statement of Income and Expenses
- ☒ (d) Consolidated Statement of Cash Flows
- ☒ (e) Consolidated Statement of Changes in Shareholders' Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Under Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☒ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☒ (o) Exemptive Provision under Rule 15c3-3

* * For conditions of confidential treatment of certain portions of this filing, see section 14017a-5(e)(3)

Highbridge Capital Corporation
Consolidated Financial Statements
Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
P.O. Box 258GT
Strathvale House
George Town, Cayman Islands
Telephone 345 949 7000
Facsimile 345 949 1569

Report of Independent Accountants

To the Board of Directors and Shareholders of Highbridge Capital Corporation

In our opinion, the accompanying consolidated statement of financial condition, including the consolidated condensed schedule of investments, and the related consolidated statements of income and expenses, changes in shareholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Highbridge Capital Corporation and its subsidiaries (the "Company") at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The consolidated financial statements of the Company as of December 31, 2001 and for the year then ended were audited by other independent accountants whose report dated February 22, 2002 expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I, II, and III is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

PricewaterhouseCoopers

February 27, 2003

Highbridge Capital Corporation
Consolidated Statement of Financial Condition
December 31, 2002
(in U.S. Dollars)

Assets	
Cash	$ 41,832,050
Interest and dividends receivable	56,794,650
Due from clearing brokers	1,395,547,521
Securities inventory-pledged, at fair value	
Equities, common and preferred stocks	1,103,502,897
Debt securities	6,904,420,512
Options	835,089,972
Other assets	3,380,354
Total assets	$ 10,340,567,956
Liabilities and Shareholders' Equity	
Interest, dividends and fees payable	$ 13,881,649
Due to clearing brokers	1,242,298,584
Securities sold, but not yet purchased, at fair value	
Equities	3,893,051,479
Debt securities	362,471,217
Options	657,999,194
Incentive and management fees payable	22,758,522
Shareholders' redemptions payable	1,759,488
Other liabilities	6,562,145
Total liabilities	6,200,782,278
Shareholders' equity	4,165,424,216
Less: Subscriptions receivable	(25,638,538)
Total shareholders' equity	4,139,785,678
Total liabilities and shareholders' equity	$ 10,340,567,956

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Shareholders of Highbridge Capital Corporation

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Highbridge Capital Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the

United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2003